EXHIBIT 99.4
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Update on Oyu Tolgoi mine plan
06 June 2025

ULAANBAATAR, Mongolia--(BUSINESS WIRE)-- The Oyu Tolgoi LLC Board of Directors has approved development work to commence under an alternative mine plan, while engagement continues with Entrée Resources and the Government of Mongolia on the transfer of licences to allow mining in the Entrée joint venture area.

Oyu Tolgoi continues to ramp-up to schedule with production from Panel 0 and Panel 2 in 2025 and 2026, and no change to Rio Tinto’s 2025 copper guidance of 780 to 850kt1.

The world-class ore body provides optionality with multiple development pathways. Panel 1, which includes the Entrée joint venture area, was planned to support production from 2027 under the existing mine plan. Development work in the Entrée joint venture area is now being paused until the necessary transfer of licences from Entrée to Oyu Tolgoi LLC is processed by the Government of Mongolia. Limited development work will continue in Panel 1 outside the Entrée joint venture area, with resources being redeployed to bring forward development work in Panel 2 South which lies outside of the Entrée joint venture area.

The ramp up of production from Oyu Tolgoi remains on track to deliver an average of around 500ktpa of copper from 2028 to 2036, with options including bringing Panel 1 or Panel 2 South into production first depending on the timing of the Entrée licence transfers.

Rio Tinto Copper Chief Executive Katie Jackson said: “Oyu Tolgoi continues to ramp-up as planned, with the cave performing above expectations. Our understanding of the ore body is growing as production and development progresses, further increasing our confidence and flexibility. With lateral development work only just beginning in Panel 1, this is the right time to pivot and bring forward development in Panel 2 South to maintain our options.

"Transferring the licences for the Entrée joint venture area will maximise the value Oyu Tolgoi delivers for all parties, and we are continuing to work with the Government of Mongolia and Entrée Resources towards this outcome.”

Oyu Tolgoi LLC owns and operates the Oyu Tolgoi mine and is jointly owned by Rio Tinto (66%) and the Government of Mongolia (34%).

1 Total copper production, consolidated basis.

View source version on businesswire.com: https://www.businesswire.com/news/home/20250606074911/en/

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